

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 29, 2008

Lin Dongping
Chief Financial Officer
Telestone Technologies Corporation
Floor 6, Saiou Plaza
No. 5 Haiying Road
Fengtai Technology Park
Beijing, China 100070

      Re: **Telestone Technologies Corporation**
            Form 10-KSB for the Fiscal Year Ended December 31, 2007
            Filed March 25, 2008

            Form 10-Q for the Quarterly Period Ended June 30, 2008
            File No. 001-32503

Dear Mr. Dongping:

We issued comments to you on the above captioned filings on September 10, 2008. As of the date of this letter, you have not amended your filing to comply with our comments.

If you do not respond to the outstanding comments by filing your amended Form 10-KSB or contact us by October 14, 2008, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have any question.

                        Sincerely,

                        Kyle Moffatt
                        Accountant Branch Chief